\313 | 30 12/23/04

04013366

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED NOV 10 2004 WASH. D.C. 213 PROCESSING

SEC FILE NUMBER
8-32815

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2003 (MM/DD/YY) AND ENDING 9/30/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BERNARDI SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 W. ADAMS, SUITE 1900
(No. and Street)

CHICAGO	ILLINOIS	60603-4109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ERIC BEDERMAN 312-726-7324
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PASQUESI SHEPPARD LLC
(Name – *if individual, state last, first, middle name*)

585 BANK LANE	LAKE FOREST	ILLINOIS	60045
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD P. BERNARDI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERNARDI SECURITIES, INC., as of SEPTEMBER 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
ERIC A. BEDERMAN
Notary Public, State of Illinois
My Commission Expires 12/14/05

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Balance Sheet
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF
BERNARDI SECURITIES, INC.

We have audited the accompanying consolidated balance sheet of BERNARDI SECURITIES, INC. and Subsidiary as of September 30, 2004, and the related consolidated statements of income and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bernardi Securities, Inc. and Subsidiary as of September 30, 2004, and the results of their consolidated operations and cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC

October 27, 2004

585 BANK LANE ∘ LAKE FOREST, ILLINOIS 60045 ∘ 847-234-5000 ∘ FAX: 847-234-1110 ∘ www.ps-cpa.com

BERNARDI SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2004

ASSETS

CURRENT ASSETS:			
Cash and cash equivalents			$ 300,398
Interest receivable			59,042
Securities			6,225,734
Clearing fund deposit			100,000
Prepaid assets			48,349
Other assets			182,723
Total current assets			$ 6,916,246
PROPERTY AND EQUIPMENT:			
Office equipment			$ 258,807
Furniture and fixtures			96,924
			$ 355,731
Less - Accumulated depreciation			(315,057)
Property and equipment, net			$ 40,674
Total assets			$ 6,956,920

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:			
Due to clearing organization			$ 4,189,003
Accrued compensation			266,531
Other accrued liabilities			63,791
Total current liabilities			$ 4,519,325
SHAREHOLDERS' EQUITY:			
Common stock, no par value; 2,000 shares authorized, 1,093 shares issued and outstanding		$ 233,697	
Paid in capital		54,062	
Retained earnings, beginning of year	$ 1,992,781		
Net income	157,055	2,149,836	2,437,595
Total liabilities and shareholders' equity			$ 6,956,920

The accompanying notes are an integral part of this financial statement.

BERNARDI SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2004

REVENUES:		
Principal transactions		$ 4,929,673
Interest		259,824
Total revenues		$ 5,189,497
EXPENSES:		
Employee compensation and related benefits	$ 3,379,849	
Trading and underwriting	889,552	
Office and occupancy	331,122	
Communications	50,153	
Interest expense	104,666	
Other	261,267	5,016,609
INCOME BEFORE PROVISION FOR INCOME TAXES		$ 172,888
Provision for income taxes		15,833
NET INCOME		$ 157,055

The accompanying notes are an integral part of this financial statement.

BERNARDI SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 157,055
Adjustments to reconcile net income to net cash used for operating activities –	
Depreciation	33,721
Impact on cash from changes in –	
Interest receivable	(20,011)
Refundable income taxes	43,772
Securities owned	(1,651,242)
Prepaid assets	(48,349)
Other assets	87,007
Due to clearing organization	1,566,828
Accrued compensation	(75,372)
Other accrued liabilities	(83,873)
Net cash provided by operating activities	$ 9,536
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	$ (3,487)
NET INCREASE IN CASH	$ 6,049
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	294,349
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 300,398

OTHER SUPPLEMENTARY INFORMATION

CASH PAID DURING THE YEAR FOR:	
Interest	$ 104,666
Income taxes	$ 34,856

The accompanying notes are an integral part of this financial statement.

(1) DESCRIPTION OF THE COMPANY:

Bernardi Securities, Inc. (the Company) is an Illinois corporation that is a registered securities broker-dealer, dealing primarily in state and municipal securities.

(2) ACCOUNTING POLICIES AND PRACTICES:

The following is a summary of the major accounting policies and practices of Bernardi Securities, Inc. which affect significant elements of the accompanying financial statement:

Consolidation Policy -

The accompanying consolidated balance sheet, statement of income and statement of cash flows include the accounts of the Company and its wholly owned subsidiary, Bernardi Asset Management, LLC. Inter-company transactions and balances have been eliminated in the consolidation.

Cash and Cash Equivalents –

For purposes of the statement of cash flows, the Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Financial Instruments -

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit accounts which at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes it is not exposed to any significant credit risk on cash.

Income Recognition –

Securities transactions and the related revenue and expense are recorded on the settlement date.

Property and Equipment –

Property and equipment are stated at cost. Depreciation is calculated over the estimated useful lives of the assets using straight-line and accelerated methods. The estimated useful lives used are as follows:

Asset Description	Asset Life
Office equipment	3-7 years
Furniture and fixtures	7 years

Depreciation expense for the year ended September 30, 2004 was $33,721.

Use of Estimates in Preparation of the Financial Statement –

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(3) SECURITIES:

The Company offers state, municipal, U.S. Government and corporate securities. At September 30, 2004, these securities were classified as available for sale and are reported at fair value, with the unrealized gains and losses included in principal transactions. Costs are determined on a specific identification basis for determining realized gains or losses. At September 30, 2004 these securities had a fair value of $6,225,734, with cost of $6,226,806 and an unrealized loss of $1,072.

(4) LEASE COMMITMENTS:

The Company leases office and storage facilities under an operating lease expiring in 2011 with an additional five year option. In addition to base rent, the Company is required to make monthly installments for their proportionate share of operating expenses and real estate taxes.

The Company also leases a facility from a related party under an operating lease expiring on January 1, 2005 for $1,500 per month. The lease will automatically renew for one year upon the expiration date unless the Company provides a written termination notice to the lessor.

The future minimum rental commitments as of September 30, 2004 including estimated operating expenses and real estate taxes are as follows:

Year Ending September 30	Amount
2005	$ 158,250
2006	156,750
2007	161,250
2008	165,750
2009	170,250
Thereafter	323,500
	$ 1,135,750

Rent expense for the year ended September 30, 2004 was $167,884.

(5) RETIREMENT PLAN:

The Company maintains a defined contribution profit sharing plan with a 401(k) feature which permits before tax employee contributions. The plan covers all full time employees who have met the minimum hours and service as required by the plan. Employer contributions to the plan are at the discretion of the Board of Directors. However, this discretion is subject to a minimum funding requirement of three percent of eligible participants' wages. The Company's contribution to the plan was $47,543 for the year ended September 30, 2004.

(6) FINANCING ARRANGEMENTS:

The Company has a $500,000 line of credit, expiring July 2005. As of September 30, 2004 the Company had no outstanding borrowings. Interest on borrowings under the line is charged at the prime rate. The line is secured by the business assets of the Company.

The Company also has a $136,500 letter of credit. The letter of credit acts as a security deposit and allows the Company's lessor to take draws in connection with obligations under the office lease. The letter of credit is automatically extended for one year periods with a final expiration date of July 31, 2008. The original amount of the letter of credit will be automatically reduced on August 1 of each year to the following amounts:

2004	$ 78,000
2005	58,500
2006	39,000
2007	19,500
2008	-

(7) AGREEMENT WITH CLEARING ORGANIZATION:

Among other items contained in the clearing agreement between the Company and Pershing LLC (Pershing), the Company has a financing agreement whereby Pershing will provide financing to the Company based on the inventory of securities it owns. The interest rate charged on this financing is the federal funds rate plus 125 basis points. Pershing uses the inventory as collateral for the financing with the amount financed limited by the inventory and the Company's net capital requirements. Based upon the statement of financial condition and utilizing the weighted-average maturity mix of securities as of September 30, 2004, the maximum amount available from this financing arrangement would be approximately $30,800,000.

(8) NET CAPITAL REQUIREMENTS:

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent to $250,000 or six and two-thirds percent of aggregate indebtedness, whichever is greater, as these terms are defined. The net capital rule may effectively restrict the payment of cash dividends.

Net capital changes from day to day, but as of September 30, 2004, the Company had net capital and net capital requirements of approximately $1,800,000 and $250,000, respectively, leaving excess net capital of $1,550,000. The percentage of aggregate indebtedness to net capital as of September 30, 2004 was 21 percent. These amounts are not materially different from the unaudited amounts submitted in the Focus Report for the period ended September 30, 2004. The Securities and Exchange Commission rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 1500 percent.

(9) PROVISION FOR INCOME TAXES:

The provision for income taxes at September 30, 2004 is comprised of the following:

Current	
Federal	$ -
State	15,833
	$ 15,833

A reconciliation between the provision for income taxes computed by applying the Federal (34%) and State (7.3%) statutory rates to income before taxes and the actual provision for income taxes is as follows:

Computed "expected" Federal tax expense	$ 53,399
Computed "expected" State tax expense	11,465
Increase (decrease) in taxes resulting from —	
Reduction in tax from nontaxable interest income, net of non-deductible interest expense	(42,218)
Effect of other non-deductible expenses	17,783
Net operating loss deduction	(24,596)
Total provision for income taxes	$ 15,833

(10) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. An estimate of the possible loss cannot be made based upon the quantity and size of all transactions.

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA Quarterly 17a-5(a)

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: BERNARDI SECURITIES, INC. [0013]

SEC File Number: 8- 32815 [0014]

Address of Principal Place of Business: 105 W. ADAMS ST. [0020]

CHICAGO [0021] IL [0022] 60603 [0023]

Firm ID: 15834 [0015]

For Period Beginning 07/01/2004 [0024] And Ending 09/30/2004 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Eugene Travis, Vice President [0030] Phone: (312)281-2006 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: Bernardi Asset Management [0032] Phone: (312)726-7324 [0033]

Name: ________ [0034] Phone: ________ [0035]

Name: ________ [0036] Phone: ________ [0037]

Name: ________ [0038] Phone: ________ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report [x] [0042]

ASSETS

Consolidated (•) [0198] Unconsolidated ( ) [0199]

		Allowable	Non-Allowable	Total
1.	Cash	300,149 [0200]		300,149 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	100,000 [0295]		
	B. Other	59,042 [0300]	[0550]	159,042 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	4,995,509 [0418]		
	B. Debt securities	1,230,225 [0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		6,225,734 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	4,140 [0440]	[0610]	4,140 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]

	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	40,480 [0670]	40,480 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	40,674 [0680]	40,674 [0920]
11.	Other assets	133,300 [0535]	60,606 [0735]	193,906 [0930]
12.	**TOTAL ASSETS**	6,822,365 [0540]	141,760 [0740]	6,964,125 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	4,189,003 [1315]	4,189,003 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	337,527 [1205]	[1385]	337,527 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders [1000]			
2. Includes equity			

	subordination (15c3-1(d)) of [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	337,527 [1230]	4,189,003 [1450]	4,526,530 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners [1020])	[1780]
23.	Corporations:	
A.	Preferred stock	[1791]
B.	Common stock	233,697 [1792]
C.	Additional paid-in capital	54,062 [1793]
D.	Retained earnings	2,149,836 [1794]
E.	Total	2,437,595 [1795]
F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	2,437,595 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	6,964,125 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning	Period Ending	Number of months
07/01/2004 [3932]	09/30/2004 [3933]	3 [3931]

REVENUE

1.	Commissions:	
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	4,722 [3935]
b.	**Commissions on listed option transactions**	[3938]
c.	**All other securities commissions**	3,032 [3939]
d.	**Total securities commissions**	7,754 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	**From market making in options on a national securities exchange**	[3945]
b.	**From all other trading**	399,489 [3949]
c.	**Total gain (loss)**	399,489 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	601,998 [3955]
5.	Revenue from sale of investment company shares	2,981 [3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	20,194 [3975]
8.	Other revenue	73,130 [3995]
9.	Total revenue	1,105,546 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		237,880 [4120]
11.	Other employee compensation and benefits		619,135 [4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		16,268 [4075]
a.	**Includes interest on accounts subject to subordination agreements**	[4070]	
14.	Regulatory fees and expenses		9,026 [4195]
15.	Other expenses		321,324 [4100]
16.	Total expenses		1,203,633 [4200]

NET INCOME

-98,087

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		[4210]
			-41,696
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
			-56,391
22.	Net income (loss) after Federal income taxes and extraordinary items		[4230]

MONTHLY INCOME

		-48,275
23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)–Limited business (mutual funds and/or variable annuities only)

B. (k) ☑ [4560]
(2)(i)–"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☑ [4570]
(2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 17574 [4335A]	PERSHING LLC [4335A2]	Bonds [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) ☐ [4580]
(3)–Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			2,437,595 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			2,437,595 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			2,437,595 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		141,760 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		70,000 [3610]	-211,760 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			2,225,835 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		109,811 [3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		240,763 [3735]	
	2. Debt securities		63,370 [3733]	

3. Options		[3730]	
4. Other securities		621 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-414,565 [3740]
10. Net Capital			1,811,270 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	24,725 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	250,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	250,000 [3760]
14. Excess net capital (line 10 less 13)	1,561,270 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	1,774,181 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			337,527 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	Zero Balance Acct [3820A]	33,354 [3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		33,354 [3820]	33,354 [3830]
19. Total aggregate indebtedness			370,881

[3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) % 20 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		2,493,986 [4240]
A.	Net income (loss)		-56,391 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		2,437,595 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]